Filed Pursuant To Rule 433
                                                     Registration No. 333-131598
                                                                   June 22, 2006


14:46 22Jun2006

RTRS-INTERVIEW-Retail investors to fuel growth of gold ETFs

    By Atul Prakash

    LONDON, June 22 (Reuters) - Growing retail interest in gold exchange-traded funds (ETFs) is set to lift the popularity of these relatively new investment vehicles, an industry official said.

    "We have just scratched the surface and there is a lot of room to grow," said Stuart Thomas, managing director of World Gold Trust Services, sponsor of streetTRACKS Gold Shares.

    U.S.-listed streetTRACKS [GLD.N] is the world's largest gold ETF, accounting for 73 percent of 500 tonnes of gold -- worth about $9 billion -- accumulated by all such funds in the world.

    ETFs enable investors to trade securities on an exchange and give investors a return based on commodities prices, without the need to trade futures or to take physical delivery.

    "Retail investors, hedge funds and even some of the mutual funds have adopted this product. The pension fund community is just starting to do their work on commodities, and on gold specifically," he told Reuters on Thursday.

    Institutional investors were instrumental in earlier growth of the fund, launched in late 2004, but this year's sharp price gains had lured retail investors and that trend should continue.

    "While our initial success was underpinned by huge institutional sponsorship, over the last 12 to 16 months we have seen a massive shift from predominantly institutional holders to retail holders," he said.

    "The composition has changed dramatically. We have opened up gold investment to an entirely new set of investors."

    According to an estimate in March, about two-thirds of streetTRACKS' assets were held by retail investors.

    Thomas said tax laws in the United States had dampened the spirit of some investors as long-term capital gain rates on equities were 15 percent while allocated gold was treated as a collectable and attracted 28 percent tax.

    Also, registered investment companies could not derive more than 10 percent of their income from gold, he added.

    "If the tax law were more equitable, I believe you would have seen an ever bigger inflow into products like this."

    LONG-TERM INVESTORS

    Gold held by streetTACKS has doubled to 366 tonnes in a year, of which seven percent of that rise came in the past month -- a period that saw highly volatile precious metal price moves.

    Gold surged to a 26-year peak of $730 an ounce in mid-May, but has now fallen about 19 percent to $590.

    Thomas said retail investors were expected to retain their holdings in ETFs despite choppy markets.

    "The customers who are behind the success of streetTRACKS are not the customers that are engaged in speculative trading on a futures exchange. It's completely different.

    "While we have massive institutional holdings that tend to be more tactical in nature, retail investors tend to be far more strategic."

    Thomas said ETFs had potential to attract large investments in major consumer markets. "Given the affinity for gold in the Asia-Pacific region, it has got the potential to be very large."

    But it remained to be seen whether investors in countries such as India -- the world's largest consumer -- who had used physical gold as an asset for centuries would be willing to accept a paper security backed by physical gold.

    The other gold ETFs are in the UK [GBSx.L], Australia [GOLD.AX] and in South Africa. Barclays Global Investors' iShares COMEX Gold Trust [IAU.A] is listed in the United States.

((Reporting by Atul Prakash, editing by Bernard Halloran; Reuters Messaging: atul.prakash.reuters.com@reuters.net; +44 (0) 20 7542 7744))


                                      # # #

streetTRACKS(R) GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS(R), 30th Floor, Boston, MA 02111.